AECOM	213.593.8100 tel
1999 Avenue of the Stars	213.593.8178 fax
Suite 2600
Los Angeles, CA 90067
www.aecom.com

May 23, 2017

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                          AECOM
Registration Statement on Form S-4 (File No. 333-217899)

Ladies and Gentlemen:

This letter is sent on behalf of AECOM (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (File No. 333-217899) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and the other registrants referenced therein (the “Co-Registrants”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).  Pursuant to Rule 461 promulgated under the Securities Act, the Company and the Co-Registrants hereby respectfully request that the effective time of the Registration Statement be accelerated to 4:30 p.m., Eastern Time, on May 25, 2017 or as soon thereafter as practicable.

Should you have any questions regarding this request, please contact Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Very truly yours,

/s/ Keenan Edward Driscoll
Keenan Edward Driscoll
Authorized Officer of the Company and Co-Registrants

cc:                              Peter Wardle, Gibson, Dunn & Crutcher LLP